Unique Logistics International, Inc.

154-09 146th Ave.

Jamaica, NY 11434

July 16, 2024

Jennifer O’Brien

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unique Logistics International, Inc.
Amendment No. 1 to Form 8-K filed May 5, 2023
Response dated February 23, 2024
File No. 000-50612

Dear Ms. O’Brien:

By letter dated July 8, 2024, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Unique Logistics International, Inc. (“Unique Logistics,” the “Company,” “we,” “us” or “our”) with additional comments to Amendment No. 1, filed on May 1, 2023, to the Company’s Current Report on Form 8-K filed originally filed on February 27, 2023 (collectively, the “Form 8-K”), including the Company’s prior response letter dated February 23, 2024. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Form 8-K Filed on May 5, 2023

Item 9.01. Financial Statements and Exhibits

1.

In your response to prior comment 5 in our letter dated January 5, 2024, you stated that “We acknowledge the Staff’s comment and are considering what the Company needs to do to obtain compliant audits. We will follow up with you and/or amend the Form 8-K pursuant to the Staff’s comment at a later date.” Please obtain and file revised audit reports and financial statements of the applicable ULHK entities that have been audited in accordance with US GAAS or PCAOB standards or tell us why you are unable to comply with Rule 8-04 of Regulation S-X.

Response:

After consultation with each firm that had conducted the prior audits of the ULHK Entities’ financial statements, the Company has concluded that it is not possible, without unreasonable effort and expense, to have the ULHK Entities’ financial statement audited in accordance with U.S. GAAS. This is primarily because:

●	Most of the firms that conducted the prior audits of the ULHK Entities’ financial statements indicated that they do not have the ability to conduct audits in accordance with U.S. GAAS; and

●	Based on a quote that the Company received from a PCAOB-registered firm that indicated that they would be able to audit the ULHK Entities’ financial statements in accordance with U.S. GAAS, it would cost approximately $600,000, and take approximately four to six months, to obtain the re-audits of the two years of financial statements that would need to be presented.

The Company is not in a financial position to expend the funds to obtain the re-audits without undue hardship that could affect its business prospects for the following year to the detriment of its shareholders. The Company had a $3.6 million loss from operations and a net loss of $11.1 million for the nine-month period ended February 29, 2024 and expects to report higher loss from operations and net loss figures for the year ended May 31, 2024.

Thus, obtaining new, U.S. GAAS-compliant audits for the ULHK Entities’ financial statements would entail a significant hardship for the Company given the time and costs involved in doing so. Further, the benefit of such audits to the Company’s security holders and the investing public would be negligible given that the Company has been consolidating the financial results of these entities with its own financial statements since the date of their acquisition, which was February 21, 2023. When the Company files its annual report on Form 10-K for the year ended May 31, 2024 (the “Form 10-K”), which we anticipate will be on or about August 29, 2024, the audited financial statements included therein will reflect the operations and results of the ULHK Entities for a period of 15 months, including for the full fiscal year ended May 31, 2024, clearly disclosing the financial performance of these entities. Further, such separate audits would not be completed, and thus the audited financial statements of the ULHK Entities for the prior periods would not be available, until after the audited financial statements of the Company for the years ended May 31, 2024 and 2023 are made public by the filing of the Form 10-K. As a result, U.S. GAAS-compliant audits of these ULHK Entities financial statements for earlier periods would provide little or no material information to investors.

Given these factors, we do not believe that filing older financial statements for the ULHK Entities under a different set of auditing standards will provide any additional value to the Company’s investors, and that the use of management’s time and the Company’s resources. For the foregoing reasons, the Company proposes, in lieu of making such a filing, that it file a second amendment to the Form 8-K that provides clear and concise disclosure about the deficiencies in the ULHK Entities’ financial information as it relates to the auditing standards as follows:

On February 27, 2023, Unique Logistics International, Inc. (the “Company”) filed a Current Report on Form 8-K (the “Initial Report”), as amended by Amendment No. 1 thereto filed on May 5, 2023 (collectively, the “Report”), to report, among other matters, its acquisition, on February 21, 2023, from Unique Logistics Holdings Limited, a Hong Kong corporation (“ULHK”), of all of the share capital owned by ULHK in each of (i) Unique Logistics International (India) Private Limited, (ii) ULI (North &East China) Company Limited, (iii) Unique Logistics International Co., Ltd, (iv) TGF Unique Limited, (v) Unique Logistics International (H.K.) Limited, (vi) Unique Logistics International (Vietnam) Co., Ltd., (vii) ULI (South China) Limited, and (viii) Unique Logistics International (South China) Limited (collectively the “ULHK Entities”), pursuant to a Stock Purchase Agreement by and between the Company and ULHK, dated as of April 28, 2022, as amended (the “Transaction”). In addition to the acquisition of the ULHK Entities, the Company acquired two companies in the Transaction that are owned by two of the ULHK Entities: Shenzhen Unique Logistics International Limited, 70% of which is owned by Unique Logistics International (H.K.) Limited, and Unique Logistics (Shanghai) Co., Ltd. which is owned by ULI (North & East China) Company Limited.

This Current Report on Form 8-K/A (this “Amendment”) amends and supplements the Report to provide additional information regarding the financial statements of the ULHK Entities filed as exhibits thereto. No other modifications to the Initial Report are being made by this Amendment. This Amendment should be read in connection with the Report, which provides a more complete description of the Transaction.

In particular, the audited financial statements of each of the ULHK Entities filed as exhibits to the Report were audited in compliance with International Auditing Standards or other local auditing standards rather than in compliance with United States Generally Accepted Auditing Standards (“U.S. GAAS”) or the standards of the Public Company Accounting Oversight Board (the “PCAOB”) as required by Rule 3-05 of Regulation S-X as adopted by the U.S. Securities and Exchange Commission (the “SEC”). Such non-compliance with the auditing requirements of Rule 3-05 of Regulation S-X resulted from the Company’s incorrectly interpreting guidance providing that the ULHK Entities’ financial statements were not required to be prepared in accordance with U.S. Generally Accepted Accounting Principles or audited by an audit firm registered with the PCAOB and that the auditor’s reports on such financial statements were not required to refer to PCAOB standards to also mean that the audits did not need to be conducted in accordance with U.S. GAAS.

The Company is not able to obtain new, U.S. GAAS-compliant audits of the ULHK Entities’ financial statements included in the Report without undue hardship and expense primarily because (i) most the audit firms that conducted the prior audits of the ULHK Entities’ financial statements informed the Company that they do not have the ability to conduct audits in accordance with U.S. GAAS and (ii) based on a quote that the Company received from a PCAOB-registered firm that indicated that they would be able to audit the ULHK Entities’ financial statements in accordance with U.S. GAAS, it would cost approximately $600,000, and take approximately four to six months, to obtain the re-audits of the two years of financial statements that would need to be presented. Based on its preparation, and ongoing audit, of the Company’s financial statements to be included in its Annual Report on Form 10-K for the year ended May 31, 2024, which it expects to file with the SEC on or about August 29, 2024, that will include the operations of the ULHK Entities for the full year ended May 31, 2024, the Company does not believe that the re-audit of the ULHK financial statements in compliance with U.S. GAAS would result in any material changes to the financial information presented in the Report.

2.

In your response to prior comment 2, you stated that “As to the second bullet point of our prior response, we acknowledge that reconciliations to U.S. GAAP or IFRS for the above-cited ULHK Entities were inadvertently omitted from the Company’s Form 8-K/A filed with the Commission on May 5, 2023. The Company will file a second amendment to the original Form 8-K, which will include amended versions of the above-referenced exhibits that include the required reconciliations, at a later date.” Please tell us when you will file an amendment with the appropriate reconciliations or tell us why you are unable to address the prior comment.

Response:

As the Company, as discussed above in our response to comment number 1, does not intend to obtain and file re-audits of the financial statements for the ULHK Entities that are in compliance with U.S. GAAS, it does not believe that filing the above-referenced reconciliations with an amendment to the Form 8-K at this point would provide any useful information to investors in the absence of financial statements that are fully compliant with the requirements of Regulation S-X. Further, we believe that the re-filing of the financial statements with an amendment to the Form 8-K to include the reconciliations could confuse the Company’ investors and others who may review such amendment, as such filing could be misinterpreted to mean that the Form 8-K is now fully complaint with Commission requirements. Therefore, we propose to not file an amendment to the Form 8-K to include the required reconciliations for each ULHK Entity, the financial statements of which were not presented under U.S. GAAP or IFRS.

Thank you for your consideration of the above responses to the Staff’s comments.

Very Truly Yours,

Eli Kay
Chief Financial Officer
Unique Logistics International, Inc.
154-09 146th Ave.
Jamaica, NY 11434